OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CONSTAR INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21036U107

(CUSIP Number)

EagleRock Capital Management, L.L.C.
551 Fifth Avenue, 34th Floor
New York, New York 10176

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 21036U107			13D/A

1.	Name of Reporting Person: EagleRock Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,712,371

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,712,371

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,712,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 21036U107			13D/A

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,990,844

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,990,844

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,990,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.8%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock of Constar International Inc., a Delaware corporation (the “Issuer”). The shares of common stock of the Issuer (“Common Stock”) were purchased by Mr. Nader Tavakoli and purchased by EagleRock for the account of EagleRock Master Fund, L.P., a Cayman Islands exempted limited partnership (“EagleRock Master Fund”), of which EagleRock is the investment manager. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. (“EagleRock Capital Partners”), EagleRock Capital Partners (QP), L.P. (“EagleRock Capital Partners (QP)”), both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (“EagleRock Capital Partners Offshore”), a Cayman Islands exempted company.

      EagleRock and Mr. Tavakoli previously reported beneficial ownership of shares of the Issuer on a Schedule 13D filed on March 30, 2005. EagleRock and Mr. Tavakoli have purchased a material amount of additional shares of the Issuer that require the filing of this Amendment.

Item 1. Security and Issuer

      Securities acquired: Shares of Common Stock, par value $0.01 per share

Issuer:	Constar International Inc.
One Crown Way
Philadelphia, Pennsylvania 19154-4

Item 2. Identity and Background

      (a) This statement is filed by: (i) EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”) and (ii) Mr. Nader Tavakoli, principal of EagleRock (“Mr. Tavakoli”).

      (b) The business address of EagleRock and Mr. Tavakoli is: 551 Fifth Avenue, 34th Floor, New York, New York 10176.

      (c) EagleRock provides investment management services to private individuals and institutions. The principal occupation of Mr. Tavakoli is investment management.

      (d) Neither EagleRock nor Mr. Tavakoli have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither EagleRock nor Mr. Tavakoli have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) EagleRock is a Delaware limited liability company. Mr. Tavakoli is a United States citizen.

Item 3. Source and Amount of Funds

      As of the date of this filing, Mr. Tavakoli had invested in Common Stock of the Issuer in the amount of $437,078.87, and EagleRock had invested in Common Stock of the Issuer in the amount of $4,835,617.75 through EagleRock Master Fund (on behalf of EagleRock Capital Partners, EagleRock Capital Partners (QP) and EagleRock Capital Partners Offshore). Some of the shares of Common Stock of the Issuer were acquired directly by EagleRock Capital Partners Offshore and those shares of Common Stock of the Issuer were later transferred to EagleRock Master Fund. Currently, all shares of Common Stock of the Issuer as of the date of this Amendment are held by either EagleRock Master Fund or Mr. Tavakoli. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Mr. Tavakoli, EagleRock Master Fund, EagleRock Capital Partners, EagleRock Capital Partners (QP), and EagleRock Capital Partners Offshore.

Item 4. Purpose of the Transaction

      EagleRock and Mr. Tavakoli (together, the “Reporting Persons”) acquired shares of Common Stock for portfolio investment purposes, and except as described below, do not have any present plans or proposals that relate to the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Stock. The Reporting Persons may seek representation on the board of directors of the Issuer and intend to work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value, including through communicating to management their views regarding, among other items, the attractiveness of continuing research and development investment, share repurchases and capital allocations. The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of EagleRock’s general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

      (a) As of the date of this filing, EagleRock and Mr. Tavakoli beneficially own 2,990,844 shares of Common Stock of the Issuer, which represents 23.8% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,990,844 shares of Common Stock beneficially owned by EagleRock and Mr. Tavakoli as of the date hereof, by (ii) 12,560,103 shares of Common Stock outstanding as of March 29, 2005, based upon the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005.

      (b) EagleRock, as the investment manager of EagleRock Master Fund, has the sole power to vote and dispose of the 2,712,371 shares of Common Stock held by EagleRock Master Fund. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 2,712,371 shares of Common Stock held by EagleRock Master Fund and 278,473 shares of Common Stock held by himself, individually.

      The filing of this Amendment shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,990,844 shares of Common Stock owned by EagleRock Master Fund, EagleRock Capital Partners, EagleRock Capital Partners (QP) or EagleRock Capital Partners Offshore. Pursuant to Rule 13d-4, EagleRock and Mr. Tavakoli disclaim all such beneficial ownership.

      (c) The transactions in the Issuer’s securities by EagleRock and Tavakoli since the most recent filing on this Schedule 13D are listed as Annex A attached hereto and made a part hereof.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable.

Item 7.	Material to be Filed as Exhibits

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)

03/31/05	Buy	284,900.00	$5.68
04/01/05	Buy	40,000.00	$5.42
04/04/05	Buy	2,400.00	$5.24
04/06/05	Buy	28,600.00	$5.29
04/07/05	Buy	17,400.00	$5.21
04/08/05	Buy	14,000.00	$5.12

Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

EAGLEROCK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli